Exhibit (h)(3)(i)

April 30, 2015

Natixis Funds Trust IV

399 Boylston Street

Boston, MA 02116

Re:    Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

AEW Capital Management, L.P. (“AEW”) notifies you that it will waive its management fee and, to the extent necessary, bear other expenses of the AEW Real Estate Fund (the “Fund”) through April 30, 2016 to the extent that the total annual fund operating expenses of each class of the Fund, exclusive of acquired fund fees and expenses, brokerage, interest, taxes and organizational and extraordinary expenses, such as litigation and indemnification expenses, would exceed the following annual rates:

Name of Fund	Expense Cap
May 1, 2015 through April 30, 2016:

AEW Real Estate Fund[1]	1.35% for Class A shares
2.10% for Class B shares
2.10% for Class C shares
1.10% for Class Y shares
1.05% for Class N shares

1NGAM Advisors, L.P. (“NGAM Advisors”) will bear a portion of the waiver. The NGAM Advisors portion of the waiver will be equal to the ratio of the NGAM Advisors Support Services Fee divided by the management fee earned by AEW

With respect to the Fund, subject to applicable legal requirements, AEW shall be permitted to recover any operating expenses it has borne subsequent to the effective date of this agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that the Fund’s total annual fund operating expenses fall below the annual rates set forth above; provided, however, that the Fund is not obligated to pay any such deferred fees more than one year after the end of the fiscal year in which the fee was deferred.

During the period covered by this agreement, the expense cap arrangement set forth above for the Fund may only be modified by a majority vote of the “non-interested” Trustees of the Fund’s Trust.

For purposes of determining any such waiver or expense reimbursement, expenses of the class of the Fund shall not reflect the application of balance credits made available by the Fund’s custodian or arrangements under which broker-dealers that execute portfolio transactions for the Fund agree to bear some portion of Fund expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statement on
Form N-1A for the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share, and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

AEW Capital Management, L.P.
By AEW Investment Group, Inc., its General Partner

By:	/s/ James J. Finnegan
Name:	James J. Finnegan
Title:	Vice President and General Counsel